September 19, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St NE
Washington DC 20549-7010
Attention: Karl F. Hiller, Branch Chief
Dear Mr. Hiller:
Re:	Compton Petroleum Corporation Form 40-F for the Fiscal Year Ended December 31, 2006 Filed on March 30, 2007 Your file No. 001-32643

We have reviewed in detail the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) dated August 23, 2007 (the “comment letter”) regarding the above-referenced Annual Report on Form 40-F filed on March 30, 2007, as amended by Amendment No. 1 to Form 40-F filed on April 13, 2007 (together, the “Annual Report”). We respectfully submit the following responses for your consideration. For your convenience, we have reproduced the numbered paragraphs of your comment letter below in italics and included our responses to each item immediately thereafter. Page references in the text of this letter correspond to the pages of the Annual Report.
Form 40-F for the Fiscal Year Ended December 31, 2006
Exhibit 20.1 — Annual Information Form
Schedule A, Form 51-101F2, Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor, Page 40
1.	The reserve report from your independent qualified reserves evaluator indicates that the reserves were evaluated and audited as at December 31, 2005. However, this date does not coincide with the date when the detailed procedures are described as having been performed, that is, as at December 31, 2006, the current year being reported upon. Please resolve this inconsistency.

United States Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 31, 2006
September 19, 2007

Schedule A as filed on EDGAR does indeed state that the reserves were evaluated as at December 31, 2005 and this is an error. Schedule A as contained in the Company’s AIF correctly states the reserves date as at December 31, 2006. It appears that on transcribing to EDGAR the incorrect date was entered.
The dates included in the detailed procedures are correctly stated throughout as December 31, 2006. For this reason, we would suggest that there is no need to amend the filing, it should be obvious to readers that the evaluation date is as at December 31, 2006 as the Annual Report is for the fiscal year than ended and the correct date is included elsewhere throughout the Schedule.
Exhibit 20.2 — Financial Statements
General
2.	Please paginate your financial statements included in all future filings.
We will paginate the financial statements in all future filings.
Note 19 — Subsequent Events
3.	We note your disclosure stating that you entered into a transaction to sell “certain minor non-core properties,” for net proceeds of C$45.9 million, effective as of December 31, 2006, which closed subsequent to year end. Tell us why you did not reclassify the corresponding assets and operations as a discontinued operation or assets held for sale in your U.S. GAAP presentation within Note 20, to comply with SFAS 144.
The assets associated with the sale of certain non-core properties, as disclosed in Note 19, were not reclassified as discontinued operations or assets held for sale based upon our understanding of SFAS 144. SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” under the Scope section, paragraph 3(c) footnote 2 directs companies, using full cost accounting, to Regulation S-X, Rule 4-10 “Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975”.
We are of the opinion that our accounting for the disposition of assets, closing subsequent to year end, is consistent with that prescribed in paragraph 6 of Rule 4-10 that states, “Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain of loss

United States Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 31, 2006
September 19, 2007

recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center.” The sale of these assets had no such impact on this relationship and the disclosure in Note 19 to the financial statements complies with the requirements of paragraph 7 of Rule 4-10.
Exhibit 20.3 — Management’s Discussion and Analysis, page 1
Results of Operations, page 1
4.	In your tabular presentation of Cash Flow from Operations and Net Earnings, we note that you use the term “Cash flow from operations,” to describe the non-GAAP result which is shown in your Statements of Cash Flows, corresponding to your GAAP-based measure of operating cash flows adjusted to eliminate the effects of changes in working capital items. Additionally, on page 2, we note that you use the term “operating earnings,” to describe the non-GAAP result of adjusting your GAAP-based measure of net earnings to eliminate the effects of various charges.

Although you disclose that your non-GAAP measure of “Cash flow from operations” represents net earnings before depletion and depreciation, future income taxes, and other non-cash expenses, the detail in Note 17 suggests that you are effectively eliminating the effects of changes in working capital items, rendering your description imprecise. Further, although you describe your non-GAAP measure of “operating earnings” as a measure that adjusts net earnings for non-operating items that you regard as detracting from the comparability of your financial performance, we see that you are also adjusting for stock-based compensation, which is typically regarded as an operating item.

Given the foregoing, we do not find your labeling or descriptions of these measures to be representationally faithful or sufficiently informative to distinguish them from the GAAP-based measures which are commonly identified with the labels you have utilized. As a result, further disclosure is necessary to comply with General Instruction D(5) to Form 40-F. Please amend your filing either to re-label or recalculate the measures and correct the representations; or to include a cautionary note at the forepart of the document advising readers about the non-GAAP measures you have presented and described using GAAP terminology, also clarifying the true nature of the measures, and identifying the particular sections which such measures appear.

For example, it should be clear from your disclosures that once you adjust operating cash flow measures that have been determined in accordance with GAAP to eliminate the effects of changes in working capital accounts, you no longer have true measures of cash activity because you exclude the actual cash

United States Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 31, 2006
September 19, 2007

flows associated with decreases in working capital assets and liabilities (e.g. collecting receivables and paying expenses accrued); while including non-cash activity for increases in working capital assets and liabilities (e.g. sales to customers not yet collected and expenses accrued but not yet paid).
The purpose of disclosing the non-GAAP measure “cash flow from operations” is to provide readers with a measure of our oil and gas operations before non-cash items and also before cash management activities including payables and receivables. As you suggest, and on further reflection, we would agree that the description of this non-GAAP measure is somewhat imprecise in that it does not state that it also excludes changes in working capital items. We would propose that, in all future filings, we expand this description to include changes in non-cash items.
Again, our non-GAAP measure “operating earnings” is disclosed to provide readers with a measure of our oil and gas operations excluding those items and accounting conventions that introduce significant year over year and quarter over quarter volatility into the measurement on Net Earnings as determined in accordance with GAAP. Stock based compensation is included in those items excluded in determining “operating earnings” as this is an accounting convention relating to a valuation of options granted and is not directly reflective of our oil and gas operations. We also believe the non-GAAP term “operating earnings” is sufficiently different from Net Earnings, determined in accordance with GAAP, such that there should not be any confusion between the two.
General Instruction D(5) to Form 40-F relates to additional information, as may be necessary, to make the required statements not misleading. The foregoing non-GAAP measures are not required to ensure the required statements are not misleading. They are provided as additional information for the reader that, in our opinion, may be meaningful in assessing the operations of the Company. Accordingly, we respectfully submit that no further disclosure is necessary to comply with General Instruction D(5). We do accept that the suggestions outlined in your letter would improve our disclosure and we will make such changes in future filings.
Contractual Obligations, page 11
5.	We note that you excluded bank borrowings and other senior debt from the contractual obligations table, stating that its omission is due to your “ability and the intention to extend the term of [y]our bank borrowings.” However, as the table is designed to present all contractual obligations based on the classification utilized in the primary financial statements under Instruction 7 to General Instruction B(12) to Form 40-F, please revise your disclosure to include all contractual obligations, in order to fully comply with the requirements for this presentation.

United States Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 31, 2006
September 19, 2007

We have revisited General Instruction B(12) and agree with your comments that the contractual obligation table should include all obligations including our bank borrowings and senior term notes to fully comply with the requirements for this section. As you noted, we do make reference to bank borrowings following the table. Additionally our bank borrowings and senior term notes are disclosed in detail in Notes 5 and 6 to the financial statements and in the Liquidity section of the MD&A. Accordingly we would suggest it is not necessary to revise our disclosure relating to the Annual Report for the fiscal year ended December 31, 2006, however we will include these items in the table in all future filings.
Controls and Procedures, page 12
6.	We note that your conclusions regarding the evaluation of both disclosure controls and procedures and internal control over financial reporting limit the extent of management’s evaluation to material items, specifically, stating they were effective “in all material respects.” However, the requirements of General Instruction B(6)(b) and B(6)(c)(3) to Form 40-F do not permit the limitation of these evaluations.

Additionally, your disclosure as to whether there were any changes in internal control was limited to the last fiscal quarter, rather than made for the annual period, as required by General Instruction B(6)(e) to Form 40-F. Please revise accordingly.
The inclusion of the phrase “... in all material respects” in the conclusions relating to our evaluation of both disclosure controls and internal control over financial reporting was not intended to indicate a limitation in the scope of the evaluation process. It was intended to communicate to the reader of the report the concept of materiality regarding internal controls consistent with the language of PCAOB Audit Standard Number 2 (AS2) which states in paragraph 4, page 152 that, “... the company maintained, in all material respects, effective internal control over financial reporting as of the date specified.” Furthermore, the phrase “in all material respects” appears in AS2 on numerous occasions from which we concluded that this was an important concept which should be included in our conclusions. We also note that your comments relate to disclosure contained in our AIF (Exhibit 20.1 to the Annual Report). However, we direct your attention to pages 2 and 3 of the Annual Report wherein we respond directly to the requirements of General Instruction B(6)(b) and B(6)(c)(3) to Form 40-F and note that this disclosure does not contain any “material respects” qualifications. We do not believe our usage of the phrase on page 12 of Exhibit 20.3 indicates a limit to the extent of our evaluation but for clarity we are prepared to delete it from all future filings of our MD&A on Form 40-F.
The disclosure on pages 12 and 13 of Exhibit 20.3 to the Annual Report regarding changes in the last fiscal quarter was made to comply with disclosure requirements as set out in Canadian Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings.” We direct your attention to page 3 of the Annual Report wherein we respond directly to the requirements of General Instruction B(6)(e) with respect to the annual period ending December 31, 2006.

United States Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 31, 2006
September 19, 2007

In conclusion, we understand the purpose of your review is to assist in our compliance with applicable disclosure requirements. We appreciate your comments and any additional comments that you may have in relation to this submission. We also recognize that the adoption of a number of these comments will enhance the quality of our reporting and disclosures. We are prepared to make those revisions in all future filings consistent with our overall corporate objectives of improving disclosures. However, for the reasons outlined above and the relatively minor nature of the deficiencies noted, we respectfully submit that all information required by investors to make informed investment decisions has been provided and a revision to our filing is not necessary at this time.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
/s/  N. G. Knecht
N. G. Knecht
Vice President & C.F.O.